

May 20, 2011

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
180 Maiden Lane
New York, New York 10038

> **Re: American International Group, Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2011**
> **Filed May 5, 2011**
> **File No. 001-8787**

Dear Mr. Benmosche:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investments, page 141

1. Please refer to the table on the top of page 142 showing credit ratings of your fixed maturity investments. You state in the second paragraph preceding this table that your investment decision process relies primarily on internally generated fundamental analysis and internal risk ratings and that third party rating services' ratings and opinions provide one source of independent perspective for consideration in the internal analysis. Please summarize for us the investments for which you performed this analysis and the procedures you performed. Also, where this analysis resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant